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Exhibit

Exhibit Description

99.1 Amendment on 2026/11/03: Represent major subsidiary UMC Group (USA) to announce the change of director

Exhibit 99.1

Represent major subsidiary UMC Group (USA) to announce the change of director

1. Date of occurrence of the change: 2026/11/03

2. Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): natural-person director

3. Title and name of the previous position holder: NA

4. Resume of the previous position holder: NA

5. Title and name of the new position holder: Ming Hsu

6. Resume of the new position holder: President & Chief Operating Officer of UMC

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): new appointment

8. Reason for the change: Increase one seat of director

9. Number of shares held by the new position holder when elected: NA

10. Original term (from __________ to __________): NA

11. Effective date of the new appointment: 2026/11/03

12. Turnover rate of directors of the same term: NA

13. Turnover rate of independent directors of the same term: NA

14. Turnover rate of supervisors of the same term: NA

15. Change in one-third or more of directors (Please enter “Yes” or “No”):Yes

16. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None